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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 11-K
(MARK ONE)
[X]ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
   1934 [NO FEE REQUIRED]

  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

[_]TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
   OF 1934 [NO FEE REQUIRED]

  FOR THE TRANSITION PERIOD FROM         TO

                        COMMISSION FILE NUMBER: 0-25034

                               ----------------

  A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                        GREATER BAY BANCORP 401(K) PLAN

  B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                              GREATER BAY BANCORP
                            2860 WEST BAYSHORE ROAD
                          PALO ALTO, CALIFORNIA 94303

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

                                 INTRODUCTION

  Greater Bay Bancorp has established the Greater Bay Bancorp 401(k) Plan (the "Plan"). The Plan is a profit sharing plan with a cash or deferred arrangement intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was registered on a Registration Statement on Form S-8 (File No. 333-30913), filed with the Securities and Exchange Commission on July 8, 1997.

                             REQUIRED INFORMATION

  1. Financial Statements and Schedules.

    These statements and schedules are listed below in the Table of Contents.

  2. Exhibits.

    None.

                              GREATER BAY BANCORP

                                  401(K) PLAN

                               ----------------

                  REPORT ON AUDITS OF FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES

                        AS OF DECEMBER 31, 1997 AND 1996
                    AND FOR THE YEAR ENDED DECEMBER 31, 1997

                              GREATER BAY BANCORP
                                  401(K) PLAN
                                  ----------

                               TABLE OF CONTENTS

                                                                           PAGES
                                                                           -----
Report of Independent Accountants.........................................  F-1
Financial Statements:
  Statements of Net Assets Available
   for Benefits as of December 31, 1997 and 1996..........................  F-2
  Statement of Changes in Net Assets Available for Benefits
   for the year ended December 31, 1997...................................  F-3
Notes to Financial Statements.............................................  F-4
Supplemental Schedules:                                                     F-8
  Item 27a--Schedule of Assets Held
   for Investment Purposes as of December 31, 1997........................  F-9
  Item 27d--Schedule of Reportable Transactions
   (Series of Transactions) for the year ended December 31, 1997.......... F-10

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator of the
 Greater Bay Bancorp 401(k) Plan

  We have audited the accompanying statements of net assets available for benefits of the Greater Bay Bancorp 401(k) Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits with fund information for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
July 13, 1998

                              GREATER BAY BANCORP
                                  401(K) PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996

                                                              1997       1996
                                                           ---------- ----------
                          ASSETS
                          ------
Cash...................................................... $   45,620 $      --
                                                           ---------- ----------
Investments, at fair market value:
  Shares of money market funds:
    Greater Bay Trust Floating Rate Fund..................    347,176    219,129
  Shares of registered investment companies:
    Vanguard Total Bond Index Fund........................     69,580     49,132
    Vanguard Institutional Index Fund.....................    913,274    376,594
    T. Rowe Price International Stock Fund................    233,681    101,110
  Greater Bay Trust Tactical Asset Allocation Program.....  3,038,001    948,620
  Greater Bay Bancorp common stock........................  2,213,019    572,938
  Participant notes receivable............................    248,103    158,006
                                                           ---------- ----------
      Total investments...................................  7,062,834  2,425,529
                                                           ---------- ----------
Receivables:
  Employer's contributions................................     88,778     34,882
  Participants' contributions.............................        --      18,338
  Other...................................................     13,552      3,465
                                                           ---------- ----------
      Total receivables...................................    102,330     56,685
                                                           ---------- ----------
      Total assets........................................  7,210,784  2,482,214
                                                           ---------- ----------
                       LIABILITIES
                       -----------
Benefit claims payable....................................     17,048        736
Other.....................................................        391        --
                                                           ---------- ----------
      Total liabilities...................................     17,439        736
                                                           ---------- ----------
      Net assets available for benefits................... $7,193,345 $2,481,478
                                                           ========== ==========

   The accompanying notes are an integral part of these financial statements.

                              GREATER BAY BANCORP
                                  401(K) PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND
                                  INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                                  ----------

                                                               PARTICIPANT DIRECTED
                       ----------------------------------------------------------------------------------------------------
                       GREATER BAY                                          GREATER BAY    GREATER BAY
                          TRUST     VANGUARD    VANGUARD    T. ROWE PRICE  TRUST TACTICAL    BANCORP   PARTICIPANT
                        FLOATING   TOTAL BOND INSTITUTIONAL INTERNATIONAL ASSET ALLOCATION   COMMON       NOTES
                        RATE FUND  INDEX FUND  INDEX FUND    STOCK FUND       PROGRAM         STOCK    RECEIVABLE   OTHER
                       ----------- ---------- ------------- ------------- ---------------- ----------- ----------- --------
Additions to net
 assets attributed
 to:
  Investment income:
   Interest..........   $ 23,850        --           --            --        $       98    $       80   $ 25,561   $   (592)
   Dividends.........        --     $ 3,749     $ 22,257      $  3,047           81,853        22,080        --      10,135
   Net appreciation
    (depreciation) in
    the fair value of
    investments......        --       1,552      152,649       (12,426)         503,097       984,330        --
  Contributions:
   Employer..........     13,774      7,227       61,329        17,407          171,514       104,307        --      53,896
   Participant.......     31,972     15,739      153,206        37,636          376,678       220,700        --     (18,338)
   Rollover..........      3,947        698       13,312         9,369           57,500        55,223        --
  Mid-Peninsula Bank
   401(k) transfer...    154,067      5,097      303,535        95,801        1,106,561       144,106    112,178
  Realized gains.....        --          64       14,904           151            8,031         9,401        --
                        --------    -------     --------      --------       ----------    ----------   --------   --------
     Total additions.    227,610     34,126      721,192       150,985        2,305,332     1,540,227    137,739     45,101
                        --------    -------     --------      --------       ----------    ----------   --------   --------
Deductions from net
 assets attributed
 to:
  Benefit payments
   and distributions.    136,037      5,380       85,956        14,719           90,328        96,485      5,228     16,312
                        --------    -------     --------      --------       ----------    ----------   --------   --------
     Total
      deductions.....    136,037      5,380       85,956        14,719           90,328        96,485      5,228     16,312
                        --------    -------     --------      --------       ----------    ----------   --------   --------
Transfers in (out)...     36,474     (8,298)     (98,556)       (3,695)        (125,623)      196,339    (42,414)    45,773
                        --------    -------     --------      --------       ----------    ----------   --------   --------
Net increase.........    128,047     20,448      536,680       132,571        2,089,381     1,640,081     90,097     74,562
                        --------    -------     --------      --------       ----------    ----------   --------   --------
Balance at beginning
 of year.............    219,129     49,132      376,594       101,110          948,620       572,938    158,006     55,949
                        --------    -------     --------      --------       ----------    ----------   --------   --------
Balance at end of
 year................   $347,176    $69,580     $913,274      $233,681       $3,038,001    $2,213,019   $248,103   $130,511
                        ========    =======     ========      ========       ==========    ==========   ========   ========
                         TOTAL
                       ----------
Additions to net
 assets attributed
 to:
  Investment income:
   Interest..........  $   48,997
   Dividends.........     143,121
   Net appreciation
    (depreciation) in
    the fair value of
    investments......   1,629,202
  Contributions:
   Employer..........     429,454
   Participant.......     817,593
   Rollover..........     140,049
  Mid-Peninsula Bank
   401(k) transfer...   1,921,345
  Realized gains.....      32,551
                       ----------
     Total additions.   5,162,312
                       ----------
Deductions from net
 assets attributed
 to:
  Benefit payments
   and distributions.     450,445
                       ----------
     Total
      deductions.....     450,445
                       ----------
Transfers in (out)...         --
                       ----------
Net increase.........   4,711,867
                       ----------
Balance at beginning
 of year.............   2,481,478
                       ----------
Balance at end of
 year................  $7,193,345
                       ==========

  The accompanying notes are an integral part of these financial statements.

                              GREATER BAY BANCORP
                                  401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN:

  On November 27, 1996, Cupertino National Bancorp ("Cupertino") merged with Mid-Peninsula Bancorp ("Mid-Peninsula"). The surviving entity, Mid-Peninsula, was renamed Greater Bay Bancorp ("GBB"). The Board of Directors of GBB concurrently approved the merger of the Mid-Peninsula 401(k) Plan into the Cupertino 401(k) Plan and renamed the plan as the Greater Bay Bancorp 401(k) Plan (the "Plan"), effective December 31, 1996. The following description of the Plan is provided for general information purposes only. Plan participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

GENERAL:

  The Plan is a defined contribution plan covering all employees of GBB and its subsidiaries, who are 21 years of age or older. As of December 31, 1997 the subsidiaries include Cupertino National Bank, Mid-Peninsula Bank and Peninsula Bank of Commerce (collectively the "Subsidiaries"). GBB and the Subsidiaries are herein collectively referred to as the "Company". The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  All of the Plan's assets are held by the Greater Bay Trust Company (the "Trustee"), a division of Cupertino National Bank.

CONTRIBUTIONS:

  Each year, participants may contribute from up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 62.5 percent of the first 8 percent of the eligible compensation that a participant elects to contribute to the Plan. Additional Company contributions may be made at the discretion of GBB. The allocation of qualified nonelective contributions is made to the accounts of only non-highly compensated participants.

PARTICIPANT ACCOUNTS:

  Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and (c) rollovers. Allocations are based on participant directions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING:

  Participants are immediately vested in their contributions plus actual earnings thereon. Employees hired prior to December 31, 1996 are 100% vested in all accounts. For employees hired after December 31, 1996, vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

       YEARS OF SERVICE                                   PERCENT VESTED
       ----------------                                   --------------
         1..............................................        25%
         2..............................................        50%
         3..............................................        75%
        4 or more.......................................       100%

                              GREATER BAY BANCORP
                                  401(K) PLAN

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

FORFEITURES:

  Participants who terminate employment before they are 100 percent vested in their Company contributions will forfeit the nonvested portion of the Company contributions allocated to their accounts. Forfeitures, if any, shall be used to reduce the contribution of the employer for the Plan year in which such forfeitures occur.

INVESTMENT OPTIONS:

  Upon enrollment in the Plan, a participant may direct employee contributions at any time in whole percent increments into any of the following six investment options:

  . GREATER BAY TRUST FLOATING RATE FUND--Funds are invested in a money market type account. The rate paid is equivalent to the six-month U.S. Treasury bill auction rate plus 0.25%.

  . VANGUARD TOTAL BOND INDEX FUND--Funds are invested in shares of a registered investment company that invests in a combination of bonds and other "fixed income" securities.

  . VANGUARD INSTITUTIONAL INDEX FUND--Funds are invested in shares of a registered investment company that invests in stocks included in the Standards & Poor's 500 Index.

  . T. ROWE PRICE INTERNATIONAL STOCK FUND--Funds are invested in preferred stocks, warrants, convertibles, and/or debt securities. The Fund typically maintains investments in at least three foreign countries, and may invest in both industrialized and developing countries.

  . GREATER BAY TRUST TACTICAL ASSET ALLOCATION PROGRAM--Funds are invested in equity securities, bonds, and cash.

  . GREATER BAY BANCORP COMMON STOCK--Funds are invested in common stock of the Company.

  Participants may change their investment options quarterly for new deferrals and may change investment of a present balance daily.

PARTICIPANT NOTES RECEIVABLE:

  Plan participants are permitted to borrow against the vested interest in their account up to a maximum of 50% of the vested amount ranging from a minimum of $1,000 and a maximum of $50,000. Loan terms range from one to 30 years. The loans are secured by the balance in the participant's account and bear interest rates that range from 8% to 11%. Principal and interest is paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS:

  On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed the participant's life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING:

  The records of the Plan are kept and the accompanying financial statements have been prepared on the accrual basis of accounting.

                              GREATER BAY BANCORP
                                  401(K) PLAN

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

USE OF ESTIMATES:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES:

  The Plan provides for various investment options in any combination of the above mutual fund and money market investment types, which themselves are invested in various combinations of stock, bond, income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

INVESTMENT VALUATION AND INCOME RECOGNITION:

  The Plan's investments are stated at market fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivables are valued at cost which approximates market.

  Purchases and sales of securities are reflected on a trade date basis. Transaction gains or losses are determined on the average cost method. Interest income is recognized on the accrual basis. The net appreciation (depreciation) in the fair value of the Plan's investments, consists of realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

PAYMENT OF BENEFITS:

  Benefits are recorded when paid.

TAX STATUS:

  The Internal Revenue Service (IRS) has determined and informed GBB by a letter dated May 5, 1995, that the Plan, as then designed, is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC. GBB is in the process of requesting a new determination letter from the IRS.

3. PLAN ADMINISTRATION AND EXPENSE:

  GBB currently bears the administrative expenses associated with the management of the Plan. As such, no administrative expenses are reflected in the Plan's financial statements.

                              GREATER BAY BANCORP
                                  401(K) PLAN

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

4. PLAN TERMINATION:

  Although it has not expressed any intent to do so, GBB has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested.

5. SUBSEQUENT EVENTS:

  On December 23, 1997, GBB completed its merger with Peninsula Bank of Commerce (PBC). GBB is planning to merge PBC's 401(k) plan into the Plan upon the resolution of certain administrative issues. As such, even though the merger between GBB and PBC occurred in 1997, the accompanying financial statements of the Plan do not include any information related to employees of PBC.

  On May 8, 1998, GBB completed its merger with Golden Gate Bank (GGB). GGB terminated its 401(k) plan immediately before the merger of GGB with GBB. Once the IRS has issued a favorable determination letter on the qualification of the terminated GGB 401(k) plan, GBB will permit rollovers from the GGB 401(k) plan into the Plan at the participants' discretion.

6. RELATED PARTY TRANSACTIONS:

  One of the investment options of the Plan (see Note 1) is managed by the Greater Bay Trust Company. The Greater Bay Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. However, no fees were paid by the Plan to the Trustee for the investment management services.

7. CONCENTRATION OF CREDIT RISK:

  A portion of the Plan's assets are invested in common stock of Greater Bay Bancorp. This investment fund represents 31% of the Plan's total assets at December 31, 1997 and 15% of the Plan's net investment appreciation for the year ended December 31, 1997.

                             SUPPLEMENTAL SCHEDULES

                              GREATER BAY BANCORP
                                  401(K) PLAN

           ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1997

                                                           HISTORICAL
    IDENTITY OF ISSUER       DESCRIPTION OF INVESTMENT        COST    FAIR VALUE
    ------------------       -------------------------     ---------- ----------
Greater Bay Trust Floating
 Rate Fund.................  Money Market Fund             $  347,176 $  347,176
Vanguard Total Bond Index
 Fund......................  Registered investment company     68,914     69,580
Greater Bay Trust Tactical
 Asset Allocation Program..  Allocation Program             2,544,754  3,038,001
Vanguard Institutional
 Index Fund................  Registered investment company    737,345    913,274
T. Rowe Price International
 Stock Fund................  Registered investment company    238,812    233,681
Greater Bay Bancorp Common
 Stock.....................  Common stock of Company        1,055,763  2,213,019
Participant Notes            Loans, secured by balance of
 Receivable................  vested account balance           248,103    248,103
                                                           ---------- ----------
                                                           $5,240,867 $7,062,834
                                                           ========== ==========

                              GREATER BAY BANCORP
                                  401(K) PLAN

     ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (SERIES OF TRANSACTIONS)
                      FOR THE YEAR ENDED DECEMBER 31, 1997

          (A)                      (B)              (C)        (D)        (E)         (F)       (G)
                                                                                  FAIR VALUE
                                                                                   OF ASSETS
                                                                                      ON      NET GAIN
   IDENTITY OF PARTY                              PURCHASE   SELLING    COST OF   TRANSACTION    OR
        INVOLVED          DESCRIPTION OF ASSETS    PRICE      PRICE      ASSETS      DATE      (LOSS)
   -----------------     ----------------------- ---------- ---------- ---------- ----------- --------
1) Greater Bay Trust
 Tactical Asset
 Allocation Program..... Purchase of fund shares $  397,586
                         Sale of fund shares                $  408,555 $  408,555 $  408,555       --
2) Greater Bay Trust
 Floating Rate Fund..... Purchase of fund shares $2,228,423
                         Sale of fund shares                $2,101,333 $2,101,333 $2,101,333       --
3) Greater Bay Bancorp
 Common Stock........... Purchase of fund shares $  772,620
                         Sale of fund shares                $   43,902 $   26,911 $   43,902  $ 16,911
4) T. Rowe Price
 International Stock
 Fund................... Purchase of fund shares $  180,002
                         Sale of fund shares                $   35,126 $   33,541 $   35,126  $  1,585
5) Vanguard Total Bond
 Index Fund............. Purchase of fund shares $  455,221
                         Sale of fund shares                $  549,795 $  532,172 $  549,795  $ 17,623
6) Vanguard
 Institutional Index
 Fund................... Purchase of fund shares $2,897,246
                         Sale of fund shares                $  844,434 $  730,555 $  844,434  $113,879

                                  SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administered the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Greater Bay Bancorp 401(k) Plan
                                                     (Name of Plan)

                                                    /s/ Debbie Reed
Date: July 14, 1998                       By __________________________________
                                                        Debbie Reed,
                                              Vice President and Senior Trust
                                                           Officer
                                                 Greater Bay Trust Company,
                                                      Trustee for Plan

                                     II-1